SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Blueknight Energy Partners, L.P.

(Name of Issuer)

Series A Preferred Units

(Title of Class of Securities)

09625U208

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 09625U208	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Swank Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,027,248
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,027,248
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,027,248
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.0% **
12	TYPE OF REPORTING PERSON* OO, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 09625U208	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Cushing Asset Management, LP (f/k/a Cushing MLP Asset Management, LP)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,027,248
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,027,248
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,027,248
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.0% **
12	TYPE OF REPORTING PERSON* PN, IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 09625U208	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jerry V. Swank
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,027,248
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,027,248
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,027,248
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.0% **
12	TYPE OF REPORTING PERSON* IN, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

SCHEDULE 13G/A

This Amendment No. 2 (this “Amendment”) to Schedule 13G (the “Schedule 13G”) is being filed on behalf of Swank Capital, L.L.C., a Texas limited liability company (“Swank Capital”), Cushing Asset Management, LP (f/k/a Cushing MLP Asset Management, LP), a Texas limited partnership (“Cushing Management”), and Mr. Jerry V. Swank, the principal of Swank Capital and Cushing Management, relating to Series A Preferred Units (the “Preferred Units”) of Blueknight Energy Partners, L.P., a Delaware limited partnership (the “Issuer”).

This Amendment relates to Preferred Units of the Issuer purchased by Cushing Management through the accounts of certain private funds and managed accounts (collectively, the “Cushing Accounts”). Cushing Management serves as the investment adviser to the Cushing Accounts and may direct the vote and dispose of the 3,027,248 Preferred Units held by the Cushing Accounts. Swank Capital serves as the general partner of Cushing Management and may direct Cushing Management to direct the vote and disposition of the 3,027,248 Preferred Units held by the Cushing Accounts. As the principal of Swank Capital, Mr. Swank may direct the vote and disposition of the 3,027,248 Preferred Units held by the Cushing Accounts.

This Amendment amends and restates the Schedule 13G as set forth below.

Item 1(a)	Name of Issuer.

Blueknight Energy Partners, L.P.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

201 NW 10th, Suite 200

Oklahoma City, Oklahoma 73103

Item 2(a)	Name of Person Filing.

Swank Capital, L.L.C. (“Swank Capital”), Cushing Asset Management, LP (“Cushing Management”) and Mr. Jerry V. Swank.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

8117 Preston Road, Suite 440

Dallas, Texas 75225

Item 2(c)	Citizenship or Place of Organization.

Swank Capital is a limited liability company organized under the laws of the State of Texas. Cushing Management is a limited partnership organized under the laws of the State of Texas. Mr. Swank is the principal of Swank Capital and Cushing Management, and is a United States citizen.

Item 2(d)	Title of Class of Securities.

Series A Preferred Units (the “Preferred Units”).

Item 2(e)	CUSIP Number.

09625U208

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	Swank Capital, Cushing Management and Mr. Swank are the beneficial owners of 3,027,248 Preferred Units.

(b)	Swank Capital, Cushing Management and Mr. Swank are the beneficial owners of 10.0% of the outstanding Preferred Units. This percentage is determined by dividing 3,027,248 by 30,158,619, the number of Preferred Units issued and outstanding as of October 30, 2014, as reported in the Issuer’s most recent Form 10-Q filed on November 6, 2014.

(c)	Cushing Management, as the investment adviser to the Cushing Accounts, may direct the vote and dispose of the 3,027,248 Preferred Units held by the Cushing Accounts. Swank Capital, as the general partner of Cushing Management, may direct it to direct the vote and dispose of the 3,027,248 Preferred Units held by the Cushing Accounts. As the principal of Swank Capital, Mr. Swank may direct the vote and disposition of the 3,027,248 Preferred Units held by the Cushing Accounts.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2015

SWANK CAPITAL, L.L.C.

By:	/s/ Jerry V. Swank
Jerry V. Swank
Managing Member

CUSHING ASSET MANAGEMENT, LP

By:	Swank Capital, L.L.C., its general partner

By:	/s/ Jerry V. Swank
Jerry V. Swank
Managing Member

/s/ Jerry V. Swank
Jerry V. Swank